Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

June 3, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sir/ Madam,

Subject: Intimation under Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Schedule of Analyst / Institutional Investor Meetings

This is to inform that the Company’s management will be participating in the following investor conferences for group and one-on-one meetings.

Date	Conferences	Venue
3rd June, 2022	Nirmal Bang Institutional Equities Investor conference	Virtual
6th June, 2022	Nomura Investment Forum Asia 2022	Virtual
7th June, 2022	Morgan Stanley Virtual India Summit 2022	Virtual
9th June, 2022	Citi Pan-Asia Regional Investor Conference 2022	Virtual
14th June, 2022	Goldman Sachs 43rd Annual Global Healthcare Conference	California, US

Please note that the schedule of the aforesaid meetings is subject to change due to any exigencies on the part of investor / company.

This is for your information and records.

Thanking You.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

CC:  New York Stock Exchange Inc. (Stock Code: RDY);

        NSE IFSC Limited